Eagle Bancorp Montana, Inc.

1400 Prospect Avenue

Helena, Montana 59601

November 8, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Eagle Bancorp Montana, Inc.

File No. 333-228117

Registration Statement on Form S-4, as amended

Ladies and Gentlemen:

Eagle Bancorp Montana, Inc. hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective at 10:00 a.m. on November 13, 2018 pursuant to Rule 461(a) under the Securities Act of 1933, as amended, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Lloyd H. Spencer at (202) 585-8303, of Nixon Peabody LLP, counsel to the Company, with any further comments or questions.

Very truly yours, Eagle Bancorp Montana, Inc.

By:	/s/ Laura F. Clark
Name:	Laura F. Clark
Title:	Chief Financial Officer

cc:          Lloyd H. Spencer, Esq., Nixon Peabody LLP